Exhibit 2.1

JOINT CROSS-BORDER MERGER PLAN

between

trivago N.V.
as Surviving Company

and

trivago GmbH
as Disappearing Company

29 June 2017
(English version)

JOINT CROSS-BORDER MERGER PLAN
PREAMBLE
1. Axel Peter Hefer, born on 7 June 1977 in Dortmund, Germany;
2. Peter Vinnemeier, born on 10 September 1974 in Düsseldorf, Germany ("Mr. Vinnemeier");
3. Andrej Gregor Lehnert, born on 28 February 1969 in Neustadt/Aisch, Germany;
4. Malte Siewert, born on 8 December 1974 in Hamburg, Germany ("Mr. Siewert");
5. Tobias Johannes Thomas, born on 10 June 1987 in Vechta, Germany; and
6. Rolf Theo Johannes Schrömgens, born on 2 June 1976 in Mönchengladbach, Germany ("Mr. Schrömgens" and, together with Mr. Vinnemeier and Mr. Siewert, the "Founders"), acting as the managing directors of:
a)    trivago N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its statutory seat (Satzungssitz) in Amsterdam, the Netherlands (registered address: Bennigsen-Platz 1, 40474 Düsseldorf, Germany, registered with the commercial register of the Dutch Chamber of Commerce (Kamer van Koophandel) under number 67222927) (the "Surviving Company"); and

b)    trivago GmbH, a private company with limited liability (Gesellschaft mit beschränkter Haftung) under German law, having its statutory seat (Satzungssitz) in Düsseldorf, Germany (registered address: Bennigsen-Platz 1, 40474 Düsseldorf, Germany, registered with the commercial register of the lower court (Amtsgericht) of Düsseldorf under number HRB 51842) (the "Disappearing Company" and, together with the Surviving Company, the "Merging Companies"), hereby establish the joint cross-border merger plan set out below (the "Merger Plan") and propose to enter into the Merger (as defined below).
RECITALS
A.    The Merging Companies wish to enter into and effect a cross-border merger within the meaning of (i) Sections 2:309 and 2:333b of the Dutch Civil Code ("DCC"), (ii) §§ 122a et seqq. of the German Transformation Act ("UmwG") and (iii) the Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies (the "Merger"), pursuant to which, inter alia:

a) the Disappearing Company, as transferring and disappearing company, will merge with and into the Surviving Company, as absorbing and surviving company;
b) subject to applicable laws, all assets and liabilities of the Disappearing Company shall transfer to the Surviving Company by operation of law;
c)    the Surviving Company shall allot class B shares in its capital, having a nominal value of EUR 0.60 each (the "Class B Shares"), to the shareholders of the Disappearing Company as Merger compensation in accordance with the terms stipulated by this Merger Plan; and

d) the Disappearing Company will be dissolved without the requirement of a liquidation.

B. Neither of the Merging Companies has been dissolved, has been declared bankrupt or has been granted a suspension of payments.
C. All shares in the capital of the Merging Companies are fully paid-up.
D. No shares in the Disappearing Company's capital have been encumbered with a right of pledge or a right of usufruct or any similar encumbrance under German law.
E.    The Merger is intended to be treated for German corporate income tax and trade tax purposes as a tax neutral transaction in accordance with § 11 para. 2 of the German Reorganization Tax Act (Umwandlungssteuergesetz) to the maximum extent legally possible.

F. The Disappearing Company does not own real estate.

MERGER PLAN
Article 1 Legal forms, company names and seats
1.1    The Disappearing Company, trivago GmbH, is a private company with limited liability (Gesellschaft mit beschränkter Haftung) under German law with statutory seat (Satzungssitz) and actual place of management (tatsächlicher Verwaltungssitz) in Düsseldorf, Germany.

1.2    The Surviving Company, trivago N.V., is a public limited liability company (naamloze vennootschap) under Dutch law, with statutory seat in Amsterdam, the Netherlands, and actual place of management (tatsächlicher Verwaltungssitz) in Düsseldorf, Germany.

Article 2 Transfer of asset and liabilities
Subject to applicable laws, all assets and liabilities of the Disappearing Company, as transferring and disappearing entity, with all related rights and obligations, shall be transferred to the Surviving Company, as absorbing and surviving entity, under dissolution without liquidation by way of Merger pursuant to Sections 2:309 and 2:333b of the DCC and §§ 122a et seqq., 2 no. 1, 46 et seqq. UmwG, with effect from the moment that the Merger becomes effective from a legal perspective (the "Legal Effective Time").

Article 3 Exchange Ratios, Merger consideration and measures in connection with share ownership

3.1    Subject to Article 3.2 of this Merger Plan, at the Legal Effective Time, for each A-share (A-Geschäftsanteil) in the Disappearing Company's capital, 8,510.66824 Class B Shares and for each B-share (B-Geschäftsanteil) in the Disappearing Company's capital, 8.51066824 Class B Shares shall be allotted to the shareholders of the Disappearing Company pursuant to the Merger (i.e., an exchange ratio of 1 : 8,510.66824 for A-shares (A-Geschäftsanteile) and an exchange ratio of 1 : 8.51066824 for B-shares (B-Geschäftsanteile)) (the "Exchange Ratios"). The total number of Class B Shares to be allotted to each shareholder of the Disappearing Company shall be rounded to the nearest whole number, with fractions equaling or exceeding 0.5 being rounded up and fractions below 0.5 being rounded down, in each case without compensation in cash or receivables in respect of such rounding differences.

3.2    No Class B Shares shall be allotted pursuant to the Merger as compensation for shares in the Disappearing Company's capital held by, or for the account of, either of the Merging Companies. The Merging Companies do not expect, and shall take no action to cause, B-shares (B-Geschäftsanteile) in the Disappearing Company's capital to be held by any party other than by the Surviving Company at the Legal Effective Time, so that no Class B Shares shall be allotted pursuant to the Merger as compensation for B-shares (B-Geschäftsanteile) in the Disappearing Company's capital.

3.3    At the time of the execution of this Merger Plan, (i) no shares in the capital of the Disappearing Company are held by third parties for the account of either of the Merging Companies and (ii) the Disappearing Company does not hold any shares in its own capital or in the Surviving Company's capital.

3.4    The allotment of Class B Shares to the shareholders of the Disappearing Company pursuant to the Merger (the "Capital Increase") shall lead, by operation of Dutch law, to an increase of the Surviving Company's issued share capital at the Legal Effective Time. The Capital Increase shall be recorded in the Surviving Company's shareholders' register and with the Dutch trade register promptly following the Legal Effective Time.

3.5    Each of the Class B Shares to be allotted to the shareholders of the Disappearing Company at the Legal Effective Time pursuant to the Merger shall carry the right to (i) participate in the Surviving Company's profits (irrespective of whether such profits were generated prior to or after the Legal Effective Time) in accordance with the Surviving Company's articles of association (the "NV Articles") and (ii) receive profit distributions declared by the Surviving Company which are payable upon or after the Legal Effective Time.

3.6 No cash contributions (bare Zuzahlungen) within the meaning of § 122c para. 2 no. 2 UmwG will be made.
Article 4 Expected effects of the Merger on employment

4.1    As at March 31, 2017, the Disappearing Company employed 1,121 employees and the Surviving Company employed 14 employees. As at March 31, 2017, subsidiaries of the Disappearing Company employed 201 employees. There are no plans regarding a recruitment freeze. No domination agreements (Beherrschungsverträge) have been entered into between the Disappearing Company and any of its subsidiaries which employ personnel.

4.2    Employment relationships existing at the Surviving Company shall remain unaffected by the Merger and no modifications in such employment relationships are intended in connection with the Merger. Independent of the Merger, the Disappearing Company currently plans a carve-out of its sales department to a newly founded company.

4.3 At the Legal Effective Time:
a.       all employment relationships of the Disappearing Company existing at the Legal Effective Time (the "Employment Relationships"), including all rights and obligations under the Employment Relationships, shall be transferred to the Surviving Company pursuant to a direct or an analogous application of § 324 UmwG in connection with § 613a para. 1 of the German Civil Code ("BGB"); and

b. the Surviving Company, as new employer, shall accede to all rights and obligations under the Employment Relationships.
4.4    The service periods accrued by employees of the Disappearing Company shall not be affected by the Merger. Contractual duties arising from the Employment Relationships (including any works practices, general commitments and uniform rules) shall remain unaffected by the Merger, with the Surviving Company as new employer.

4.5    The Employment Relationships cannot be terminated by the Merging Companies in connection with the Merger pursuant to a direct or an analogous application of § 324 UmwG in connection with § 613a para. 4 sentence 1 BGB. The right of termination for other reasons shall pass to the Surviving Company pursuant to the Merger, but shall otherwise remain unaffected by the Merger pursuant to a direct or an analogous application of § 324 UmwG in connection with § 613a para. 4 sentence 2 BGB. No dismissals for operational reasons, reassignments or other measures affecting the employees of the Disappearing Company are intended in connection with the Merger.

4.6    As a consequence of the Merger, the Surviving Company shall, at the Legal Effective Time, accede to all obligations arising from occupational pensions commitments existing at the level of the Disappearing Company at the Legal Effective Time. Any regulations regarding company pensions applicable to the Disappearing Company at the Legal Effective Time shall – all acquired rights being safeguarded – as part of the individual contractual duties continue to apply to the Surviving Company following the Legal Effective Time. If the chosen manner of implementation of pension commitments granted to employees by the Disappearing Company cannot be maintained by the Surviving Company, the Surviving Company shall be obliged to provide the employees concerned with pension commitments under equal terms.

4.7    As of March 31, 2017, 12 employees of the Disappearing Company also have an employment relationship with the Surviving Company. With the exception of one such employee who has a dormant employment relationship with the Surviving Company and a dormant employment relationship with the Disappearing Company (due to being on parental leave), only the Employment Relationships between those employees and the Disappearing Company have been deactivated by individual agreements entered into with them, with the aim to reactivate their respective employment relationships with the Disappearing Company if the Merger finally does not take place or if the relevant employees are faced with serious economic damages caused by the premature transfer of their respective Employment Relationships to the Surviving Company. It is anticipated that the respective inactive Employment Relationships currently existing with the Disappearing Company be terminated at the Legal Effective Time or thereafter by individual agreements to be entered into between the Surviving Company and the relevant employees because the purpose of such deactivated Employment Relationships will cease to apply at the Legal Effective Time.

4.8    Neither of the Merging Companies has established co-determination bodies, any (central, group or company) works council or any other employee representative body, nor is any such body or works council in the process of being established. Therefore, no agreements have been entered into by either of the Merging Companies with any such body or works council.

4.9    Neither of the Merging Companies (i) is a member of an employers' association, (ii) is directly bound by any collective bargaining or works agreement or (iii) applies any collective bargaining or works agreement for other reasons (e.g., through employment contracts referring to collective bargaining or works agreements).

Article 5 Economic Effective Date
5.1    From an economic and financial accounting perspective, the transfer of the Disappearing Company's assets and liabilities to the Surviving Company pursuant to the Merger shall be deemed to have taken effect in the internal relationship between the Merging Companies as of 1 January 2017, 0:00 hours (Amsterdam time) (the "Economic Effective Date") (Verschmelzungsstichtag), § 122c para. 2 no. 6 UmwG.

5.2 As of the Economic Effective Date, all actions and business of the Disappearing Company shall be deemed to be performed for the account of the Surviving Company.
5.3    Subject to the applicable accounting method and policies, the financial information pertaining to the Disappearing Company shall be incorporated in the annual accounts and other financial reporting of the Surviving Company as of the Economic Effective Date.

Article 6 Special rights or compensation
6.1    No rights within the meaning of § 122c para. 2 no. 7 UmwG or compensation for the loss of such rights are granted to any shareholder holding special rights or any holder of other securities, nor are there any other measures proposed with respect to such persons.

6.2    No special rights vis-à-vis the Disappearing Company are held by any party other than as shareholders of the Disappearing Company and, for that reason, no party is entitled pursuant to Section 2:320 DCC to receive an equivalent right in the Surviving Company or compensation for the loss of such right.

6.3 Because neither of the Merging Companies has issued shares which carry no voting or profit rights, no compensation can be requested pursuant to Section 2:330a DCC.
Article 7 No benefits conferred
No benefits within the meaning of Section 2:312(1)(d) DCC and § 122c para. 2 no. 8 UmwG shall be conferred in connection with the Merger to the experts involved in examining this Merger Plan, to any of the Merging Companies' managing directors, to any of the Surviving Company's supervisory directors, to any other member of the administrative, management, supervisory or control bodies of the Merging Companies or to any other party involved in the Merger.

Article 8 Articles of association of the Surviving Company
The NV Articles currently read as reflected in Annex A and will not be amended in connection with the Merger. No amendment to the NV Articles shall be required in connection with the Capital Increase.
Article 9 No procedure for employee participation
9.1    The general meeting of shareholders of each of the Merging Companies has decided not to open negotiations on the establishment of rules concerning employee participation. Because neither of the Merging Companies is expected to be subject to employee participation arrangements upon the Merger becoming effective, as a matter of Dutch law, the Surviving Company does not need to implement employee participation arrangements as a consequence of the Merger.

9.2    Pursuant to both (i) the Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and (ii) §§ 3 et seqq. of the German Act on the CoDetermination of Employees in CrossBorder Mergers ("MgVG") transposing such Directive into German law, the MgVG, as follows from the residence principle, is not applicable to the Surviving Company, which has its statutory seat in the Netherlands. From a European and German law perspective, any requirement to initiate employee participation procedures is solely subject to Dutch law.

9.3 As a result, the level of co-determination currently existing at the Merging Companies – i.e., no corporate co-determination – shall be maintained upon the Merger becoming effective.
Article 10 Valuation of assets and liabilities

For financial accounting purposes, the transfer of the Disappearing Company's assets and liabilities to the Surviving Company pursuant to the Merger shall be accounted for by the Surviving Company consistent with the accounting principles applied by the Surviving Company on basis of book value as set out in the accounts of the Disappearing Company.

Article 11 Impact on goodwill and distributable reserves
11.1 The Merger is not expected to have any impact on the Surviving Company's goodwill.
11.2    The Surviving Company's distributable reserves shall increase with an amount equal to the value for which the Disappearing Company's assets and liabilities will be incorporated in the annual accounts or other financial reporting of the Surviving Company, less (i) any increase pursuant to the Merger of the reserves that must be kept by the Surviving Company pursuant to Dutch law and (ii) the aggregate nominal amount of the Class B Shares to be allotted pursuant to the Merger.

Article 12 Date of balance sheets used
The terms and conditions of the Merger are determined on the basis of the balance sheets of the Merging Companies as of December 31, 2016.
Article 13 No cash compensation offer, no claim for improvement of Exchange Ratios
The Founders and the Surviving Company, who are the Disappearing Company's sole shareholders at the time of execution of this Merger Plan, already expressed their intention to waive their rights to
a. file an objection to the minutes of the Disappearing Company's shareholders' meeting where the Merger shall be approved;
b.    claim a cash compensation offer pursuant to § 122i para. 1 in connection with §§ 29 et seqq. UmwG; as a result, a cash compensation offer pursuant to § 122i para. 1 in connection with §§ 29 et seqq. UmwG shall not be required in connection with the Merger; and

c. claim an improvement of the Exchange Ratios pursuant to § 122h para. 1 in connection with §§ 14 para. 2, 15 UmwG.
Article 14 Composition of management board and supervisory board
The Merger shall not affect the composition of the Surviving Company's management board or supervisory board.
Article 15 Activities
The Surviving Company does not intend to discontinue any of its current (holding) activities and expects to continue the activities of the Disappearing Company following the Merger.
Article 16 Approval

16.1       Pursuant to the NV Articles, the Surviving Company's general meeting of shareholders can only resolve to enter into the Merger at the proposal of the Surviving Company's management board, subject to the approval of the Surviving Company's supervisory board. However, the NV Articles do not preclude the Surviving Company's management board from resolving to enter into the Merger itself. For that reason, Dutch law allows the Surviving Company's management board to enter into the Merger, and the Surviving Company's management board intends to do so shortly before the Legal Effective Time. Such resolution shall be subject to the approval of the Surviving Company's supervisory board. By signing this Merger Plan, the Surviving Company's supervisory board approves this Merger Plan and the resolution to be passed by the Surviving Company's management board to enter into the Merger.

16.2    The resolution of the Disappearing Company's general meeting of shareholders to enter into the Merger does not need to be approved by any corporate body of the Disappearing Company. However, pursuant to § 8.1 in connection with § 8.1.2 of the Disappearing Company's articles of association, such resolution of the Disappearing Company's general meeting of shareholders shall require the consent of at least one of Founders (or any of their respective legal successors).

(signature page follows)

For purposes of making the Merger Plan:

Management boards of the Merging Companies

/s/ Axel Hefer	/s/ Peter Vinnemeier
Name: A.P. Hefer	Name: P. Vinnemeier

/s/ Andrej Lehnert	/s/ Malte Siewert
Name: A.G. Lehnert	Name: M. Siewert

/s/ Johannes Thomas	/s/ Rolf Schrömgens
Name: T.J. Thomas	Name: R.T.J. Schrömgens

For purposes of approving the Merger Plan:
Supervisory board of the Surviving Company

/s/ David Schneider	/s/ Niklas Östberg
Name: D. Schneider	Name: L.N. Östberg

/s/ Frederic Mazzella	/s/ Mieke de Schepper
Name: F.G. Mazzella	Name: M.S. de Schepper

/s/ Peter Kern	/s/ Mark Okerstrom
Name: P.M. Kern	Name: M.D. Okerstrom

/s/ Dara Khosrowshahi
Name: D. Khosrowshahi